Exhibit 12.2

Union Electric Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
Net income from continuing operations	$227,270	$250,998
Less- Income from equity investee	-	10,948
Add- Taxes based on income	123,305	133,514

Net income before income taxes and income from equity investee	350,575	373,564
Add- fixed charges:
Interest on short-term and long-term debt (1)	181,905	205,314
Estimated interest cost within rental expense	2,634	3,533
Amortization of net debt premium, discount, and expenses	5,004	6,226

Total fixed charges	189,543	215,073

Earnings available for fixed charges	540,118	588,637

Ratio of earnings to fixed charges	2.84	2.73

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	4,456	5,941
Adjustment to pretax basis	2,418	3,160

	6,874	9,101

Combined fixed charges and preferred stock dividend requirements	$196,417	$224,174

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.74	2.62

(1)	Includes FIN 48 interest expense